FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Company Abbey National PLC
TIDM ANL
Headline Holding(s) in Company
Released 11:36 12 Jul 2002
Number 5587Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Abbey National plc

2. Name of shareholder having a major interest

Franklin Resources Inc and its affiliates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd – main holder (40,078,929) together with various others

5. Number of shares / amount of stock acquired

44,239,862 shares

6. Percentage of issued class

3.04%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary Shares of 10p each

10. Date of transaction

10th July 2002

11. Date company informed

11th July 2002

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

3.04%

14. Any additional information

15. Name of contact and telephone number for queries

P J Lott – Abbey National Group Secretariat

16. Name and signature of authorised company official responsible for making this notification

P J Lott – Abbey National Group Secretariat

Date of notification

12th July 2002

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 12th July, 2002

By /s/ P J Lott

P J Lott - Group Secretariat